UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 18, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus 5656

AG Eindhoven – The Netherlands

On November 18, 2011, NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced that its subsidiary, NXP B.V., together with NXP Funding LLC, has concluded a new USD 500 million Senior Secured Term Loan Facility due 2017. The transaction is scheduled to close within a month. The new loan has a six year maturity, has margins of 4.25% above LIBOR, with a LIBOR floor of 1.25%, and was priced at 96% of par. The covenants of the term loan substantially correspond to those contained in NXP’s existing secured notes and credit facilities. The lead-left bookrunner on the transaction is Barclays Capital, the investment banking arm of Barclays Bank plc and Credit Suisse is joint bookrunner.

NXP separately announced that it intends to issue redemption notices for US$ 275 million of its US dollar-denominated Floating Rate Notes due 2013 and € 150 million of its euro-denominated Floating Rate Notes due 2013. The redemptions will be conditional on the receipt of proceeds from the new term loan facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 18th day of November 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO